Exhibit 99.2

MEI Pharma and Infinity Pharmaceuticals Announce Definitive Merger Agreement to Advance Three Promising Clinical Oncology Candidates

Combination will create a company with a diverse product development pipeline led by a planned new global Phase 2 clinical trial evaluating eganelisib in head and neck squamous cell carcinoma (HNSCC)

 Projected ~$100M cash balance of combined company expected to fund operations through mid-2025 and to clinical data over the next 12 to 24 months

Companies to host conference call and webcast today at 8:00 a.m. ET

SAN DIEGO, CA. and CAMBRIDGE, Mass., February 23, 2023 – MEI Pharma, Inc. (Nasdaq: MEIP) (“MEI”), a clinical-stage pharmaceutical company focused on advancing new therapies for cancer, and Infinity Pharmaceuticals, Inc. (Nasdaq: INFI) (“Infinity”), a clinical-stage biotechnology company developing eganelisib, a first-in-class, oral, immuno-oncology macrophage reprogramming drug candidate, announced today that the companies entered into a definitive merger agreement for an all-stock transaction forming a company combining the expertise and resources of MEI and Infinity to advance a robust pipeline of three clinical-stage oncology drug candidates. All three clinical-stage development programs have the potential, in combination with current therapies, to overcome known resistance mechanisms and meaningfully improve patient outcomes.

The combined company’s clinical-stage oncology development pipeline consists of three differentiated programs:
•
Eganelisib, an oral immuno-oncology macrophage reprogramming product candidate, which is planned to be evaluated in combination with the PD-1 targeted checkpoint inhibitor pembrolizumab (KEYTRUDA®) in patients with head and neck squamous cell carcinoma (HNSCC);

•	Voruciclib, an oral CDK9 inhibitor, currently being studied in combination with venetoclax (VENCLEXTA®) in patients with hematologic malignancies; and
•	ME-344, a novel tumor selective mitochondrial inhibitor targeting the OXPHOS pathway, to be evaluated in combination with bevacizumab (AVASTIN®) in patients with relapsed colorectal cancer.

“We are very excited to enter into this agreement with Infinity given the strength of a combined organization that builds on each company’s potential. The combined organization will have three differentiated clinical-stage oncology assets, expected funding into mid-2025 to reach clinical data in all three programs, and a team with extensive oncology clinical development expertise. I believe these ingredients place the merged organization in a strong position to create value for all our stakeholders,” said Daniel Gold, Ph.D., President and Chief Executive Officer of MEI Pharma. “The new company’s lead program, eganelisib, has already been tested in over 350 patients with demonstrated clinical activity in multiple settings, including in combination therapy with immune checkpoint inhibitors. Along with voruciclib and ME 344, this gives us three promising clinical-stage programs that we believe have significant potential to deliver improved therapeutic options for patients.”

“With this planned merger, we are creating a company that is well capitalized to advance a differentiated clinical-stage therapeutic development pipeline leveraging an experienced drug development and leadership team,” said Adelene Perkins, Chief Executive Officer and Chair of Infinity. “With data supporting multiple potential development paths for eganelisib, we have prioritized head and neck cancer based on our ability to leverage encouraging progression free survival data from this patient population in MARIO-1. Unfortunately, head and neck cancer remains an area of high unmet medical need with a relatively short PFS and overall survival in patients treated with checkpoint inhibitor monotherapy. Because of this, we prioritized the initiation of a randomized, controlled Phase 2 clinical study combining eganelisib with pembrolizumab in head and neck cancer patients which is intended to demonstrate improved clinical benefit.”

“I am looking forward to leading the combined company which, beyond the promising clinical-stage pipeline, leverages the capabilities and resources of two organizations sharing a commitment to developing new oncology therapeutics. The combined company is built around extensive small molecule development experience based on solid science and backed by promising data,” said David Urso, J.D., Chief Operating Officer and General Counsel of MEI Pharma, and the Chief Executive Officer of the combined company upon closing of the merger. “At closing, the combined company is projected to have a strong balance sheet of approximately $100 million which is expected to fund planned studies for our clinical candidates through mid-2025 with the potential to deliver near and long-term value for patients and shareholders.”

About the Combined Clinical Pipeline Drug Candidates

The combined company’s pipeline includes three differentiated, clinical-stage, small molecule oncology therapeutic candidates:

•
Eganelisib: A potential first-in-class, oral, once-daily, immuno-oncology development candidate that selectively inhibits phosphoinositide-3-kinase gamma. Eganelisib has demonstrated encouraging clinical results and tolerability across a broad range of solid tumors in over 350 patients, including head and neck squamous cell carcinoma (HNSCC), metastatic triple-negative breast cancer (mTNBC), as well as urothelial, ovarian and melanoma cancers. The combined company plans to initiate in Q3 2023, subject to U.S. Food and Drug Administration review, a global, randomized, controlled Phase 2 clinical trial of eganelisib plus pembrolizumab vs pembrolizumab for the potential treatment of first line relapsed/metastatic head and neck squamous cell carcinoma. The primary endpoint of the Phase 2 study will be overall survival. In the second half of 2024 we plan to have initial data on safety and progression free survival.

•
Voruciclib: An orally administered Cyclin-Dependent Kinase 9 (CDK9) inhibitor being clinically investigated for hematological malignancies. CDK9 has important functions in cell cycle regulation, including the modulation of two therapeutic targets in cancer: myeloid leukemia cell differentiation protein (MCL1) and the MYC proto-oncogene protein, which regulate cell proliferation and growth. Voruciclib is currently being evaluated in a Phase 1b trial exploring dose and schedule in patients with acute myeloid leukemia (AML) and B-cell malignancies as a single-agent and in combination with venetoclax. The ongoing Phase 1b trial is expected to report initial results from the combination regimen around the end of 2023.

•
ME-344: A novel, parenteral, tumor selective mitochondrial inhibitor drug candidate targeting the OXPHOS pathway involved in the production of adenosine. Clinical investigation of ME-344 is focused on use in combination with the VEGF inhibitor bevacizumab (Avastin®). Data reported from an investigator-initiated, multi-center, randomized study of ME-344 in combination with the VEGF inhibitor bevacizumab (Avastin®) demonstrated biologic activity supporting further clinical investigation. Initiation of a Phase 1b trial is planned to evaluate ME-344 plus bevacizumab in patients with relapsed colorectal cancer in the first half of 2023. Data from the Phase 1b trial to support opening enrollment in an expansion cohort are expected to be reported around the end of 2023.

About the Proposed Merger

Under the terms of the merger agreement, Infinity will become a wholly owned subsidiary of MEI Pharma. Pursuant to an exchange ratio set forth in the merger agreement, the pre-merger MEI Pharma shareholders are expected to own approximately 58.0% and pre-merger Infinity shareholders are expected to own approximately 42.0% of the outstanding equity of the combined company immediately following the merger.

Subject to shareholder approval and the subsequent closing of the merger, the combined company is expected to be renamed and trade on the Nasdaq Stock Market. The combined company would be headquartered in San Diego, California and led by a team with extensive industry and oncology drug development expertise, including David Urso, Chief Executive Officer, Robert Ilaria, Jr., M.D., Chief Medical Officer, and Stéphane Peluso, Ph.D., Chief Scientific Officer. Daniel Gold, Ph.D., and Adelene Perkins, the current chief executive officers of MEI and Infinity, respectively, would serve on the Board of Directors of the combined company. The Board of Directors is expected to be composed of eight members, consisting of Mr. Norman C. Selby, currently Infinity’s Lead Independent Director, who will Chair the Board, Mr. Urso, Dr. Gold, Ms. Perkins, two additional members designated by MEI Pharma, one additional member designated by Infinity and one member mutually agreed upon by MEI Pharma and Infinity.

The merger agreement has been approved by the Boards of Directors of both companies. The merger is expected to close in mid-2023, subject to approvals by MEI Pharma and Infinity shareholders, respectively, and other customary closing conditions.

Torreya Capital, LLC is serving as financial advisor to MEI Pharma, and Morgan, Lewis & Bockius LLP is serving as legal counsel to MEI Pharma. Aquilo Partners, L.P. is serving as financial advisor to Infinity, and WilmerHale is serving as legal counsel to Infinity.

Conference Call and Webcast Information

MEI Pharma and Infinity Pharmaceuticals will host a conference call and webcast today at 8:00 a.m. ET to discuss the merger. To access the live call, please dial 1-833-974-2378 (United States) or 1-412-317-5771 (International). Please ask to join the MEI and Infinity merger conference call.

The conference call will also be webcast live here, as well as from the Events Calendar page in the Investors section of MEI Pharma’s website at www.meipharma.com and the Events & Presentations page in the Investors/Media section of Infinity’s website at www.infi.com. All participants are encouraged to join 10 minutes prior to the start time. An archived version of the webcast will be available on each company’s website for 30 days following the event.

About MEI Pharma

MEI Pharma, Inc. (Nasdaq: MEIP) is a pharmaceutical company focused on developing potential new therapies for cancer. MEI Pharma’s portfolio of drug candidates includes clinical stage candidates with differentiated mechanisms of action intended to address unmet medical needs and deliver improved benefit to patients, either as standalone treatments or in combination with other therapeutic options. For more information, please visit www.meipharma.com. Follow us on Twitter @MEI_Pharma and on LinkedIn.

About Infinity Pharmaceuticals

Infinity Pharmaceuticals, Inc. (Nasdaq: INFI) is a clinical-stage biotechnology company developing eganelisib (IPI-549), a potential first-in-class, oral, immuno-oncology macrophage reprogramming therapeutic which is designed to address a fundamental biologic mechanism of immune suppression in cancer in multiple clinical studies. For more information on Infinity, please refer to Infinity’s website at www.infi.com.

Important Information about the Merger and Where to Find It

This communication relates to a proposed transaction between Infinity Pharmaceuticals, Inc. (“Infinity”) and MEI Pharma, Inc. (“MEI”). In connection with the proposed merger, MEI and Infinity plan to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of MEI and Infinity that also constitutes a prospectus of Infinity. Each of MEI and Infinity also plan to file other relevant documents with the SEC regarding the proposed merger. Any definitive joint proxy statement/prospectus regarding the proposed merger (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”), if and when available, will be mailed to stockholders of MEI and Infinity. INVESTORS AND MEI’S AND INFINITY’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF MEI AND INFINITY WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Investors and stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about MEI and Infinity, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. MEI and Infinity make available free of charge at www.meipharma.com and www.infi.com, respectively (in the “Investors” and “Investors/Media” sections, respectively), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

MEI, Infinity and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of MEI and Infinity in connection with the proposed merger. Securityholders may obtain information regarding the names, affiliations and interests of MEI’s directors and executive officers in MEI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022, which was filed with the SEC on September 8, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on October 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Infinity’s directors and executive officers in Infinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 25, 2022. Additional information regarding the interests of such individuals in the proposed merger will be included in the Joint Proxy Statement/Prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, MEI’s investor website at https://www.meipharma.com/investors and Infinity’s investor website at https://investors.infi.com/.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of MEI and Infinity that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding: the expected timing of the closing of the proposed merger; the ability of the parties to complete the proposed merger considering the various closing conditions; the expected benefits of the proposed merger, including estimations of anticipated cost savings and cash runway; the competitive ability and position of the combined company; the potential, safety, efficacy, and regulatory and clinical progress of the combined company’s product candidates, including the anticipated timing for initiation of clinical trials and release of clinical trial data and the expectations surrounding potential regulatory submissions, approvals and timing thereof; the sufficiency of the combined company’s cash, cash equivalents and short-term investments to fund operations; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from MEI’s and Infinity’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed merger may not be completed in a timely manner or at all, which may adversely affect MEI’s and Infinity’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed merger and the potential failure to satisfy the conditions to the consummation of the proposed merger, including obtaining stockholder and regulatory approvals; (iii) the proposed merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed merger on the ability of MEI or Infinity to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom MEI or Infinity does business, or on MEI’s or Infinity’s operating results and business generally; (v) MEI’s or Infinity’s respective businesses may suffer as a result of uncertainty surrounding the proposed merger and disruption of management’s attention due to the proposed merger; (vi) the outcome of any legal proceedings related to the proposed merger or otherwise, or the impact of the proposed merger thereupon; (vii) MEI or Infinity may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed merger; (ix) restrictions during the pendency of the proposed merger that may impact MEI’s or Infinity’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that MEI or Infinity may be unable to obtain governmental and regulatory approvals required for the proposed merger, or that required governmental and regulatory approvals may delay the consummation of the proposed merger or result in the imposition of conditions that could reduce the anticipated benefits from the proposed merger or cause the parties to abandon the proposed merger; (xi) risks that the anticipated benefits of the proposed merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of MEI shares to be issued in the proposed merger; (xiv) the risk that integration of the proposed merger post-closing may not occur as anticipated or the combined company may not be able to achieve the benefits expected from the proposed merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations, as well as fluctuations in the market price of MEI’s and Infinity’s traded securities; (xvi) the impact of the COVID-19 pandemic on MEI’s and Infinity’s industry and individual companies, including on counterparties, the supply chain, the execution of clinical development programs, access to financing and the allocation of government resources; (xvii) final data from pre-clinical studies and completed clinical trials may differ materially from reported interim data from ongoing studies and trials; (xviii) costs and delays in the development and/or U.S. Food and Drug Administration (“FDA”) approval, or the failure to obtain such approval, of the combined company’s product candidates; (xix) uncertainties or differences in interpretation in clinical trial results; (xx) the combined company’s inability to maintain or enter into, and the risks resulting from dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any product candidates; and (xxi) the ability of MEI or Infinity to protect and enforce intellectual property rights; and (xxii) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as MEI’s and Infinity’s response to any of the aforementioned factors. Additional factors that may affect the future results of MEI and Infinity are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including each of MEI’s and Infinity’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov.  See in particular MEI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022 in Part I, Item 1A, “Risk Factors,” and Infinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Infinity’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022, and September 30, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning MEI and Infinity and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this press release. While MEI and Infinity may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

This press release contains hyperlinks to information that is not deemed to be incorporated by reference.

Infinity Contact
Luke Heagle
Real Chemistry
Tel: 910-619-5764
lheagle@realchemistry.com

MEI Pharma Contacts
David A. Walsey
Tel: 858-369-7104
investor@meipharma.com

Jason I. Spark
Canale Communications for MEI
Tel: 619-849-6005
jason.spark@canalecomm.com